SECURITIES AND EXCHANGE COMMISSION

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 2005

Commission File Number:  333-11948

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                      .

FOR IMMEDIATE RELEASE

CONCORDIA BUS AB (PUBL) UPDATE ON PROPOSED RESTRUCTURING

29 April 2005 — Concordia Bus AB (publ) (“Bus”) announces that as at 29th April 2005 no decisions have been taken with regards the restructuring process relating to Bus that has been announced previously and Bus has been informed by Concordia Bus Nordic AB (publ) (“Nordic”) that as at 29th April 2005, Nordic has not received sufficient responses (24.19% responses of which 84.66% were positive) from holders of its 9.125% Senior Secured Notes due 2009 on the Consent Solicitation published on 16 March 2005.

Proposals are being considered further and discussions are ongoing. Any decisions or solutions regarding a restructuring and/or recapitalisation of Bus will be announced as appropriate.

As of 29 April 2005 Ragnar Norbäck has stepped down from his role as Chief Executive Officer of Concordia Bus AB and Per Skärgård has stepped down from his role as Chief Financial Officer of Concordia Bus AB.

The operating businesses continue to function normally and continue to provide full bus services to passengers and customers.

This announcement is not an offer to sell securities in the United States. Securities may not be offered or sold in the United States other than pursuant to registration under the United States Securities Act of 1933, as amended, or an exemption from such registration. No public offering of securities has been or will be made in the United States and, accordingly Bus has not registered any securities under the US Securities Act of 1933.

For further information please contact:

Financial advisers to Concordia Bus AB:

Alvarez & Marsal (Europe) Limited

5th Floor

One Canada Square

London E14 5AA

Contacts:	Tony Alvarez III

Telephone:	+44 (0) 207 715 5200

E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:

Richard Constant/ Candace Carpenter	+44(0)207.554.1400

Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	May 3, 2005	By:	/s/ Lars - Henrik Andersson
Lars - Henrik Andersson
Attorney-in-Fact